UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

TREATY OAK BANCORP, INC.

(Exact name of registrant as specified in its charter)

TEXAS	20-0413144
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

101 Westlake Drive, Austin, Texas 78746

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Not applicable

Not applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration file number to which this form relates:                                       (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common stock, par value $.01 per share

(Title of Class)

Item 1.    Description of Securities to be Registered.

The class of securities to be registered hereby is the common stock, par value $.01 per share, of Treaty Oak Bancorp, Inc. (“Treaty Oak”).

Common Stock

Holders of Treaty Oak common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There are no cumulative voting rights for the election of directors. Common shareholders are entitled to dividends and distributions as declared by the Treaty Oak Board of Directors, subject to the rights of any preferred shareholders. Upon Treaty Oak’s liquidation, dissolution or winding-up and after payment of all prior claims, common shareholders will be entitled to receive pro rata all of Treaty Oak’s remaining assets, subject to the rights of any preferred shareholders. Treaty Oak common shareholders do not have pre-emptive rights to subscribe for additional securities. Shares of Treaty Oak common stock are not subject to conversion or redemption.

Anti-takeover Effects of Texas Law and Certain Charter and Bylaw Provisions

Business Combinations

Treaty Oak has expressly elected not to be governed under the Texas Business Combination Law, which prohibits a publicly held Texas corporation from engaging in a business combination with an affiliated shareholder for a period of three years after the date of the transaction in which the person became an affiliated shareholder unless the business combination is approved in a prescribed manner.

Protective Provisions

Certain provisions of Treaty Oak’s Amended and Restated Articles of Incorporation and Bylaws may be deemed to have anti-takeover effects and may delay, prevent, or make more difficult unsolicited tender offers or takeover attempts that a shareholder may consider to be in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of current management. These provisions include:

Classified Board of Directors. Treaty Oak’s Amended and Restated Articles of Incorporation and Bylaws provide that directors elected by the holders of common stock are divided into three classes as nearly equal in number as possible, serving staggered three-year terms. This provision, coupled with the provisions authorizing the Treaty Oak Board of Directors to increase the size of the Board and fill vacancies, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors.

Special Meetings of Shareholders. Treaty Oak’s Bylaws provide that special meetings of shareholders may be called only by the chairman of the Board of Directors, or the president or by a majority of our Board of Directors. This provision may make it more difficult for shareholders to bring matters before a meeting of shareholders.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Treaty Oak’s Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual or special meeting of shareholders must provide Treaty Oak with timely written notice of their proposals and nominations. To be timely, a shareholder’s notice must be delivered to or mailed and received at Treaty Oak’s principal executive offices not less than 60 nor more than 180 days before the first anniversary date of the immediately preceding annual meeting. If, however, the date of the annual meeting has been changed by more than 30 days from the anniversary date, notice by the shareholder must be received not later than the close of business on the tenth day following the earlier of the date on which a written statement setting for the date of the meeting was mailed to shareholders or the date on which it is first disclosed to the public. With respect to nominations of candidates for the election of directors at a special meeting of shareholders, notice by the shareholders must be received not later than the close of business on the tenth day following the earlier of the date on which a written statement setting for the date of the meeting was mailed to shareholders or the date on which it is first disclosed to the public. Treaty Oak’s Bylaws also specify certain requirements as to the form and content of a shareholder’s notice. These provisions may make it more difficult for shareholders to bring matters before an annual meeting of shareholders or to make nominations for directors at an annual meeting of shareholders.

Authorized but Unissued Shares. Treaty Oak’s authorized but unissued shares of common and preferred stock are available for the Board of Directors to issue without shareholder approval. Treaty Oak may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. In addition, the Board of Directors has the authority, without shareholder approval, to issue preferred stock with conversion, voting, and other rights which may be greater than the rights of the holders of common stock. The existence of authorized but unissued shares of common and preferred stock could render it more difficult or discourage an attempt to obtain control of Treaty Oak by means of a proxy contest, tender offer, merger, or other transaction.

Shareholder action upon written consent. Treaty Oak’s Amended and Restated Articles of Incorporation and Bylaws provide that any action required or permitted to be taken at an annual or special meeting of shareholders must be taken at a meeting of shareholders, duly called, with proper notice, and duly held, and may not be taken by any written consent of shareholders. These provisions may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called by the persons described above under “— Special Meetings of Shareholders”. The provisions of the Company’s Amended and Restated Articles of Incorporation and Bylaws prohibiting shareholder action by written consent could prevent the holders of a majority of the voting power of Treaty Oak from using the written consent procedure to take shareholder action and taking action by consent without giving all the shareholders of Treaty Oak entitled to vote on a proposed action the opportunity to participate in determining such proposed action. In addition, limiting the ability for shareholders to act without a meeting could render it more difficult or discourage an attempt to obtain control of Treaty Oak by means of a proxy contest, tender offer, merger, or other transaction.

Item 2.    Exhibits.

3.1           Amended and Restated Articles of Incorporation of Treaty Oak (Incorporated by reference to Treaty Oak’s Current Report on Form 8-K filed October 10, 2006).

3.2           Bylaws of Treaty Oak (Incorporated by reference to the same-numbered exhibit to Treaty Oak’s Registration Statement on Form SB-2).

4.1           Specimen Common Stock Certificate of Treaty Oak (Incorporated by reference to the same-numbered exhibit to Treaty Oak’s Registration Statement on Form SB-2).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2007.

TREATY OAK BANCORP, INC.

	By:	/s/ Jeffrey L. Nash
Jeffrey L. Nash
President and Chief Executive Officer